Exhibit 99.3
VANCEINFO TECHNOLOGIES INC.
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
VANCEINFO TECHNOLOGIES INC.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Resolution 1	☐	☐	Resolution 4	☐	☐

Resolution 2	☐	☐	Resolution 5	☐	☐

Resolution 3	☐	☐	Resolution 6	☐	☐

	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.	☐
Address Change ☐ Mark box, sign and indicate changes/comments below:	PLEASE NOTE: Marking this box voids any other instructions indicated above.

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

VANCEINFO TECHNOLOGIES INC.
AGENDA
1.	Re-election of Mr. Chris Shuning Chen as a Class A director of the Company

2.	Re-election of Mr. David Lifeng Chen as a Class A director of the Company

3.	Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 at a fee agreed by the directors

4.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011 at a fee agreed by the directors

5.	Ratification of inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report

6.	Authorization of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit

VanceInfo Technologies Inc.
JPMorgan Chase Bank, N.A., Depositary	Voting Instruction Card
P.O. Box 64506, St. Paul, MN 55164-0506

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of VanceInfo Technologies Inc. (the “Company”) will be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on Friday, November 11, 2011 at 1:00 p.m. (Beijing time), for purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Shares (“ADSs”) FOR or AGAINST the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., November 8, 2011. Only the registered holders of record at the close of business on October 11, 2011 will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADSs representing Ordinary Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory on the books of the Depositary as of the close of business October 11, 2011, at the Meeting to be held in China on Friday, November 11, 2011 or at any adjournment thereof.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADSs will be voted by the person designated by the Company in his or her discretion.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m., November 8, 2011.
For more information regarding the Meeting, including the Annual Report and AGM Notice, please visit the Company’s website at http://ir.vanceinfo.com/phoenix.zhtml?c=217590&p=irol-reportsAnnual and http://nocache-phx.corporate-ir.net/phoenix.zhtml?c=217590&p=irol-agm2011.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.